

Mail Stop 3561

April 12, 2010

Elon Musk
Chief Executive Officer
Tesla Motors, Inc.
3500 Deer Creek Road
Palo Alto, California 94304

     Re: **Tesla Motors, Inc.**
              Amendment No. 1 to
              Registration Statement on Form S-1
              Filed March 29, 2010
              File No. 333-164593

Dear Mr. Musk:

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   We note your response to comment five of our letter dated February 25, 2010. You state on page four that "many incumbent automobile manufacturers failed to aggressively pursue fully electric vehicle programs…." Please revise or balance this disclosure in light of facts stated on page 90 that GM has spent an estimated

$1 billion in the development of the Volt and Toyota has spent an estimated $1 billion in the development of the Prius, which is progressing toward a plug-in electric version. Additionally, consider whether phrases in the first bullet point beginning on page 89 such as "failed to aggressively pursue" and "rather than investing heavily" are consistent with these facts.

Risk Factors, page 13

2.	We note your Rule 83 letter requesting confidentiality for your response to comment 10 of our last letter. We will address this under separate cover.

3.	We note that you have removed disclosure regarding competitive disadvantages resulting from the lack of direct financing and related discounts on page 25. You also state on page 69 that "Prior to February 2010, we did not provide direct financing… Starting in February 2010, we began offering a leasing program…." Please clarify whether you offer direct financing and related discounts, in addition to the leasing program you started in February 2010.

4.	We note your response to comment 14 of our letter dated February 25, 2010, and we reissue the comment. For your sole suppliers, either affirmatively state that there are other alternative providers and that you can switch if necessary or name the sole suppliers and corresponding components.

5.	Please revise the second risk factor on page 37 to capture the risk that you are likely to lose the sole customer in your powertrain business if it does what it has announced publicly.

6.	From the narrative in the last risk factor on page 46 it is impossible to understand how you could be subject to claims for damages. Either revise or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 62
Leasing Activities, page 82

7.	We have reviewed your response to our prior comment number 20, as well as your expanded disclosure regarding the expected impact of your planned leasing activities on your liquidity and capital resources. In this regard, we do not believe that your disclosure fully addresses our concerns. As noted in our prior comment, you have historically collected the full purchase price of Tesla Roadsters sold in the United States approximately three months prior to their production. In addition, per your discussion of cash flows from operating activities on page 83 of MD&A, it appears that your traditional practices of collecting refundable reservation deposits and receiving full upfront payment for vehicles sold in the United States prior to their production, have historically contributed to your ability to fund your working capital requirements and to align production with demand. However, based upon your recent decision to allow qualified customers to lease your vehicles, it appears that in future periods, you may be required to produce Tesla Roadster vehicles that will ultimately be leased, without the benefit of receiving payment for such vehicles upfront. Furthermore, it is unclear to us whether (i) you expect to collect reservation fees (i.e., similar to the fees collected for vehicles being sold) prior to producing vehicles that will ultimately be leased and (ii) whether your decision to lease vehicles is expected to result in the retention of larger inventory balances (e.g., work-in-process or finished goods) than have historically been retained. In this regard, it would appear that the factors cited above could result in a significant increase in your cash requirements, to the extent that they are applicable. As such, please tell us and expand your disclosure, as appropriate, to specifically discuss (a) whether your planned leasing operations can be expected to directly impact either your cash or your working capital requirements and (b) how you plan to fund the production of leased vehicles as well as any expected increases to your inventory levels, if applicable. Furthermore, please revise your disclosure to discuss any other significant business decisions or operational changes that may directly impact your working capital, liquidity, and/or capital resources – particularly, if the impact of those decisions or actions is expected to be material. For example, you state in your response to our prior comment number 18 that you recently reduced the amount of reservation fees due prior to the delivery of your vehicles in the European Union. If this reduction to the reservation fees due prior to vehicle delivery, combined with your expected international sales growth (as disclosed on page 63 of MD&A), is expected to materially impact your liquidity or capital resources, please discuss the expected impact in MD&A

Cash Flows from Operating Activities, page 83

8.   We have reviewed your response to our prior comment number 21, as well as your revised disclosure regarding your "Cash Flows from Operating Activities." While we acknowledge that your expanded disclosure provides additional information regarding your cash flows from operations, we continue to believe that your disclosure could be enhanced by refocusing your discussion on your company's actual cash receipts and disbursements, rather than the reconciling items presented on the face of your statements of cash flows, which were prepared using the indirect method. For example, for each of your comparable reporting periods, we believe that you should quantify, as well as analyze and discuss, (i) your company's actual cash receipts related to its development arrangement with Daimler and (ii) your company's actual cash received in the form of refundable reservation fees, as opposed to focusing your disclosure on the period-to-period changes in the related liability balances. Similarly, we believe that your disclosure should specifically quantify and discuss the amount(s) of other material operating cash receipts and disbursements, such as cash receipts related to sales

and cash disbursements related to purchases of inventory. Please revise your disclosure accordingly, or advise.

Business, page 90

9.   We note your response to comment 23 of our letter dated February 25, 2010. Your disclosure in the third full bullet point on page 90 suggests that incumbent automobile manufacturers are not close to producing all electric vehicles, stating that "New product launches by incumbent automobile manufacturers from development to production have historically been lengthy" and referring to a "need to develop an entirely new powertrain and the sophisticated battery cooling, power, safety and management systems." However we note from the supplemental materials you have provided that the General Motors Volt is scheduled to go into production in 2010 and the Nissan Leaf is scheduled to go on sale this year. Please revise.

Certain Relationships and Related Party Transactions, page 151

10.   We note your response to comment 28 of our letter dated February 25, 2009. Please revise to clarify the number of Series E convertible preferred stock obtained at either $2.5124 or $1.0050 per share, for each related person. It may be helpful to revise the table at the bottom of page 152 to indicate the amount of interest that was converted, in addition to the principal already shown. Also specify which related persons converted at which price per share. Please clarify whether the February 2008 debt financing warrants were exercised or are currently outstanding. We also note that you have indicated a principal amount related to the December 2008 financing but not the February 2008 financing for Jasper Holdings, LLC.

11.   We note your disclosure on page 62 regarding Daimler's plans to increase its purchase of battery packs and chargers by 40% and the development and sale of modular battery packs for electric delivery vans for Freightliner Custom Chassis Corporation. Please provide related party disclosure regarding these transactions and file any executed agreements as exhibits to your next amendment.

Exhibit 5.1

12.   Please revise your legality opinion or confirm to us in a response to indicate that the opinion opines upon Delaware law including the statutory provisions and all applicable judicial decisions interpreting those laws.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. In your responses, please include the page numbers of the amendment where we can find the changes. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jeffrey Sears at (202) 551-3302 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Mark B. Baudler, Esq
        Fax: (650) 493-6811